# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lamb Weston Holdings, Inc., CIK 0001679273
CUSIP: 513272104
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001104659-24-109740
Filed by CIK 0000929607
Persons authorized to receive notices and communications: Michael Mayberry, Gen Counsel, Continental Grain Company, 767 Fifth Avenue, New York, New York (NY), 10153, 212-207-2898

## Reporting persons
- CONTINENTAL GRAIN CO (CIK 0000929607): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 839,000; shared voting power 0; sole dispositive power 839,000; shared dispositive power 0; aggregate amount beneficially owned 839,000 (0.6% of the class)
  Comment: Box 13 - The percentages used herein are calculated based on 142,640,697 shares of common stock, $1.00 par value per share (the 'Shares') outstanding as of December 13, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 20, 2024 (the 'Quarterly Report').
- FRIBOURG PAUL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 839,000; shared voting power 0; sole dispositive power 839,000; shared dispositive power 0; aggregate amount beneficially owned 839,000 (0.6% of the class)
  Comment: Box 11 - Does not include 15 Shares over which Mr. Paul Fribourg does not have direct or indirect beneficial ownership. Such shares are held in a trust for members of Mr. Paul Fribourg's extended family in which Mr. Paul Fribourg is one of three voting trustees.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
- GENDASON ARI DAVID: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,600; shared voting power 0; sole dispositive power 1,600; shared dispositive power 0; aggregate amount beneficially owned 1,600 (0% of the class)
  Comment: Box 11 - Ari D. Gendason is the Chief Investment Officer ('CIO') of Continental Grain Company. In his capacity as CIO, Mr. Gendason possesses neither shared nor sole voting or dispositional control over the 839,000 Shares beneficially owned by Continental Grain Company. However, as the CIO of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Gendason potentially influencing the sale and voting of the 839,000 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Gendason expressly disclaims any beneficial ownership of the 839,000 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.
- ZIMMERMAN MICHAEL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 5,000; shared voting power 0; sole dispositive power 5,000; shared dispositive power 0; aggregate amount beneficially owned 5,000 (0% of the class)
  Comment: Box 11 - Michael J. Zimmerman is a member of the Board of Directors and the Vice Chairman of Continental Grain Company. In his capacity as Vice Chairman, Mr. Zimmerman possesses neither shared nor sole voting or dispositional control over the 839,000 Shares beneficially owned by Continental Grain Company. However, as disclosed in Item 4 below, the Reporting Persons now anticipate that Mr. Zimmerman may become more actively involved in the strategy and purpose of the investment in the Issuer by Continental Grain Company. Further, as the Vice Chairman of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Zimmerman potentially influencing the sale and voting of the 839,000 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Zimmerman expressly disclaims any beneficial ownership of the 839,000 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.
- FRIBOURG CHARLES: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 5,000; shared voting power 0; sole dispositive power 5,000; shared dispositive power 0; aggregate amount beneficially owned 5,000 (0% of the class)
  Comment: Box 11 - This amount does not include 15 Shares over which Mr. Charles Fribourg does not have direct or indirect beneficial ownership. Such Shares are held in a trust for members of Mr. Charles Fribourg's extended family in which Mr. Charles Fribourg is one of three voting trustees. Mr. Charles Fribourg is a member of the Board of Directors and the Vice Chairman of Continental Grain Company. In his capacity as Vice Chairman, Mr. Charles Fribourg possesses neither shared nor sole voting or dispositional control over the 839,000 Shares beneficially owned by Continental Grain Company. However, as disclosed in Item 4 below, the Reporting Persons now anticipate that Mr. Charles Fribourg may become more actively involved in the strategy and purpose of the investment in the Issuer by Continental Grain Company. Further, as the Vice Chairman of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Charles Fribourg potentially influencing the sale and voting of the 839,000 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Charles Fribourg expressly disclaims any beneficial ownership of the 839,000 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 142,640,697 Shares outstanding as of December 13, 2024, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: Lamb Weston Holdings, Inc.
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Comment: This Amendment No. 2 to the Schedule 13D ('Amendment No. 2'), amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the 'SEC') on October 18, 2024, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 18, 2024 (as amended and supplemented, the 'Schedule 13D'). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 2 is being filed to make amendments to the Schedule 13D as follows:

## Item 2. Identity and Background
Name of person filing:
Item 3 is hereby supplemented to add the following paragraphs:

(iv) Michael J. Zimmerman; and

(v) Charles Fribourg.
Residence or business address: The principal business address of the Messrs. Zimmerman and Charles Fribourg is 767 Fifth Avenue, New York, New York 10153.
Present principal occupation or employment: Mr. Zimmerman is the Vice Chairman of CGC. Mr. Charles Fribourg is the Vice Chairman of CGC.
Criminal convictions in the last five years: Neither of Messrs. Zimmerman nor Charles Fribourg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of Messrs. Zimmerman and Charles Fribourg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Zimmerman is a citizen of the United States of America. Mr. Charles Fribourg is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The funds for the purchase of the 839,000 Shares owned directly by CGC were derived from the general working capital of CGC. The funds for the purchase of the 1,600 Shares owned directly by Mr. Gendason were derived from the personal funds of Mr. Gendason. The funds for the purchase of the 5,000 Shares owned directly by Mr. Zimmerman were derived from the personal funds of Mr. Zimmerman. The funds for the purchase of the 5,000 Shares owned directly by Mr. Charles Fribourg were derived from the personal funds of Mr. Charles Fribourg.

A total of $58,403,813.75 net of broker fees and commissions was paid to acquire the Shares owned by CGC. A total of $102,882.67 net of broker fees and commissions was paid to acquire the Shares owned by Mr. Gendason. A total of $313,160.70, net of broker fees and commissions was paid to acquire the Shares owned by Mr. Zimmerman. A total of $302,680.50, net of broker fees and commissions was paid to acquire the Shares owned by Mr. Charles Fribourg.

No part of the purchase price for the Shares beneficially owned by CGC or Messrs. Gendason, Zimmerman and Charles Fribourg was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is supplemented to add the following:

The Reporting Persons now anticipate that Mr. Charles Fribourg and Mr. Zimmerman may become more actively involved in the strategy and purpose of the investment in the Issuer by CGC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 142,640,697 Shares outstanding as of December 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended August 25, 2024 filed with the SEC on December 20, 2024 (the 'Quarterly Report').

As of the close of business on the date hereof, CGC may be deemed to beneficially own 839,000 Shares, representing approximately 0.60% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Paul Fribourg may be deemed to beneficially own 839,000 Shares, representing approximately 0.60% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Gendason may be deemed to beneficially own 1,600 Shares, representing less than 0.01% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Zimmerman may be deemed to beneficially own 5,000 Shares, representing less than 0.01% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Charles Fribourg may be deemed to beneficially own 5,000 Shares, representing less than 0.01% of the Shares outstanding.

In addition, as discussed in Item 6 of the Schedule 13D, the Reporting Persons, JANA and the Jana Individuals (as defined by Item 6 of the Schedule 13D) may be deemed to constitute a group for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). In the aggregate, such group would beneficially own 8,139,445 Shares, representing approximately 5.7% of the outstanding Shares (calculated on the basis of 142,640,697 Shares outstanding as of December 13, 2024 as disclosed in the Quarterly Report).

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons or the executive officers and directors of CGC are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own. The Reporting Persons further expressly disclaim any beneficial ownership of Shares beneficially owned by JANA and its affiliates and such Shares are not the subject of this Schedule 13D.

The executive officers and directors of CGC identified in this Schedule 13D disclaim beneficial ownership over all of the Shares reported as owned by the Reporting Persons, except to the extent of their pecuniary interest therein, if any.
Number of shares as to which each person has sole or shared power to vote or dispose:
CGC has sole voting and dispositive power over 839,000 Shares. Mr. Paul Fribourg has sole voting and dispositive power over 839,000 Shares. This amount does not include 15 Shares over which Mr. Paul Fribourg does not have direct or indirect beneficial ownership. Such Shares are held in a trust for members of Mr. Fribourg's extended family in which Mr. Paul Fribourg is one of three voting trustees.

Mr. Gendason has sole voting and dispositive power over 1,600 Shares. Mr. Gendason is the Chief Investment Officer ('CIO') of CGC. In his capacity as CIO, Mr. Gendason possesses neither shared nor sole voting or dispositional control over the 839,000 Shares beneficially owned by CGC. However, as the CIO of CGC, there may be certain unforeseen circumstances affecting CGC that could result in Mr. Gendason potentially influencing the sale and voting of the 839,000 Shares owned by CGC. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Gendason expressly disclaims any beneficial ownership of the 839,000 Shares beneficially owned by CGC.

Mr. Zimmerman has sole voting and dispositive power over 5,000 Shares. Mr. Zimmerman is a member of the Board of Directors and the Vice Chairman of CGC. In his capacity as Vice Chairman, Mr. Zimmerman possesses neither shared nor sole voting or dispositional control over the 839,000 Shares beneficially owned by CGC. However, as the Vice Chairman of CGC, there may be certain unforeseen circumstances affecting CGC that could result in Mr. Zimmerman potentially influencing the sale and voting of the 839,000 Shares owned by CGC. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Zimmerman expressly disclaims any beneficial ownership of the 839,000 Shares beneficially owned by CGC.

Mr. Charles Fribourg has sole voting and dispositive power over 5,000 Shares. This amount does not include 15 Shares over which Mr. Charles Fribourg does not have direct or indirect beneficial ownership. Such Shares are held in a trust for members of Mr. Charles Fribourg's extended family in which Mr. Charles Fribourg is one of three voting trustees. Mr. Charles Fribourg is a member of the Board of Directors and the Vice Chairman of CGC. In his capacity as Vice Chairman, Mr. Charles Fribourg possesses neither shared nor sole voting or dispositional control over the 839,000 Shares beneficially owned by CGC. However, as the Vice Chairman of CGC, there may be certain unforeseen circumstances affecting CGC that could result in Mr. Charles Fribourg potentially influencing the sale and voting of the 839,000 Shares owned by CGC. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Charles Fribourg expressly disclaims any beneficial ownership of the 839,000 Shares beneficially owned by CGC.
Transactions in the class effected during the past sixty days: Mr. Paul Fribourg has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by CGC and Messrs. Gendason, Zimmerman and Charles Fribourg during the past sixty (60) days are as set forth on Exhibit 99.A. All such transactions were effected in the open market through a broker.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended and restated in its entirety as follows:

The Reporting Persons may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act, collectively with (i) JANA, (ii) Bradley Alford, (iii) Diane Dietz (whose legal name is Diane Dietz Suciu), (iv) John Gainor, (v) Timothy McLevish and (vi) Joseph Scalzo ((ii) through (v) being collectively referred to as the "Jana Individuals"). JANA and the Jana Individuals are separately filing on Schedule 13D with respect to their beneficial ownership of Shares. Based on information and belief, JANA and the Jana Individuals may be deemed to beneficially own an aggregate of 7,288,845 Shares. Accordingly, in the aggregate, the Reporting Persons, JANA and the Jana Individuals may be deemed to beneficially own an aggregate of 8,139,445 Shares, representing approximately 5.7% of Shares outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons, JANA and the Jana Individuals. The Reporting Persons and JANA may act together with respect to the voting of the securities held by such entities.

On October 18, 2024, CGC, Mr. Paul Fribourg and Mr. Gendason entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. On December 20, 2024, the Reporting Persons entered into an Amended and Restated Joint Filing Agreement to add Mr. Charles Fribourg and Mr. Zimmerman as parties. Otherwise, the terms of the Amended and Restated Joint Filing Agreement are substantially identical to those of the original Joint Filing Agreement. The Amended and Restated Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference. Mr. Gendason, Mr. Paul Fribourg, Mr. Zimmerman and Mr. Charles Fribourg entered into powers of attorneys for the purpose, among other things, of executing any amendments to the Schedule 13D (the "Powers of Attorney"). The Powers of Attorney are filed as Exhibits 99.2 and 99.5 hereto and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, including, without limitation, among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.A - Transactions in Company Securities During the Past Sixty (60) Days.

99.4 - Amended Joint Filing Agreement, by and among, Continental Grain Company, Paul J. Fribourg, Ari D. Gendason, Michael J. Zimmerman and Charles Fribourg, dated December 20, 2024.

99.5 - Power of Attorney for Charles Fribourg and Michael J. Zimmerman, dated December 20, 2024.

## Signatures
- CONTINENTAL GRAIN CO: Frank W. Baier, Frank W. Baier, Chief Financial & Administrative Officer (12/20/2024)
- FRIBOURG PAUL J: Paul J. Fribourg, Paul J. Fribourg (12/20/2024)
- GENDASON ARI DAVID: Ari D. Gendason, Ari D. Gendason (12/20/2024)
- ZIMMERMAN MICHAEL J: Michael J. Zimmerman, Michael J. Zimmerman (12/20/2024)
- FRIBOURG CHARLES: Charles Fribourg, Charles Fribourg (12/20/2024)